Exhibit 99.3

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

The following unaudited pro forma combined statement of financial position as of June 30, 2017 and the unaudited pro forma combined statements of income for the six month period ended June 30, 2017 and the years ended December 31, 2016, 2015 and 2014 give effect to (i) the public tender offer (oferta pública de adquisición de valores, in Spanish) for all the outstanding shares and ADSs of Enel Generación Chile under Chilean law and applicable U.S. securities laws (the “Tender Offer”) and (ii) the proposed merger (the “Merger”) of Enel Green Power Latin America Ltda. (“EGPL”) with and into Enel Chile. The unaudited pro forma combined information is based on the historical consolidated financial statements of Enel Chile and EGPL, applying the estimates, assumptions and adjustments described in the accompanying notes to the unaudited pro forma combined financial information and has been prepared in accordance with Article 11 of Regulation S-X (“Article 11”).

For pro forma purposes, the unaudited pro forma combined statement of financial position as of June 30, 2017 is presented as if the Tender Offer and the Merger had been consummated on that date. The unaudited pro forma combined statements of income for the six month period ended June 30, 2017 and the years ended December 31, 2016, 2015 and 2014, in each case, are presented as if the Tender Offer and the Merger had been consummated on January 1, 2014.

The unaudited pro forma combined financial information has been prepared by Enel Chile’s management for illustrative purposes and is not intended to represent the consolidated financial position or consolidated results of operations in future periods or what the results actually would have been had Enel Chile completed the proposed Tender Offer and Merger during the specified periods. The unaudited pro forma combined financial information and accompanying notes should be read in conjunction with the following information: (1) the interim unaudited financial statements of Enel Chile as of June 30, 2017 and for the six month periods ended June 30, 2017 and 2016 furnished as Exhibit 99.1 to the Enel Chile Form 6-K dated October 24, 2017 ; (2) the related Operating Results furnished on Exhibit 99.2 to the Enel Chile Form 6-K dated October 24, 2017; (3) the historical consolidated financial statements of Enel Chile as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014 and notes thereto included in the Enel Chile 2016 Form 20-F; and (4) Part I. Item 5.A. “Operating Results” of the Enel Chile 2016 Form 20-F.

Unaudited Pro Forma Combined Statement of Financial Position as of June 30, 2017

ASSETS	Consolidated Historical	Effects of the Tender Offer	Combined Pro Forma (“Tender Offer”)	EGPL Consolidated Historical	Effects of the Merger		Combined Pro Forma (“Merger”)
	(in thousands of Ch$)
CURRENT ASSETS

Cash and cash equivalents	129,147,282	-	129,147,282	2,704,325	-		131,851,607
Other current financial assets	1,718,223	-	1,718,223	140,165	-		1,858,388
rOther current non-financial assets	16,499,709	-	16,499,709	3,303,514	-		19,803,223
Trade and other current receivables	450,715,325	-	450,715,325	88,193,133	-		538,908,458
Accounts receivable from related parties	23,944,615	-	23,944,615	28,523,948	(14,469,244)	(E)	37,999,319
Inventories	37,445,485	-	37,445,485	2,701,003	-		40,146,488
Current tax assets	64,785,054	-	64,785,054	4,335,821	-		69,120,875

TOTAL CURRENT ASSETS	724,255,693	-	724,255,693	129,901,909	(14,469,244)		839,688,358

NON-CURRENT ASSETS

Other non-current financial assets	30,278,775	-	30,278,775	1,350,502	-		31,629,277
Other non-current non-financial assets	14,385,353	-	14,385,353	201,944	-		14,587,297
Trade and other non-current receivables	33,814,994	-	33,814,994	-	-		33,814,994
Non-current accounts receivable from related parties	-	-	-	814,420	-		814,420
Investments accounted for using the equity method	19,040,613	-	19,040,613	-	-		19,040,613
Intangibles assets other than goodwill	43,340,876	-	43,340,876	42,003,721	-		85,344,597
Goodwill	887,257,655	-	887,257,655	7,313,169	19,284,339	(F)	913,855,163
Property, plant and equipment	3,488,087,289	-	3,488,087,289	1,506,097,552	-		4,994,184,841
Investment property	8,368,004	-	8,368,004	-	-		8,368,004
Deferred tax assets	24,017,263	-	24,017,263	19,743,363	-		43,760,626

TOTAL NON-CURRENT ASSETS	4,548,590,822	-	4,548,590,822	1,577,524,671	19,284,339		6,145,399,832

TOTAL ASSETS	5,272,846,515	-	5,272,846,515	1,707,426,580	4,815,095		6,985,088,190

See Notes to the unaudited pro forma combined financial statements

EQUITY AND LIABILITIES	Consolidated Historical	Effects of the Tender Offer		Combined Pro Forma (“Tender Offer”)	EGPL Consolidated Historical	Effects of the Merger		Combined Pro Forma (“Merger”)
	(in thousands of Ch$)

CURRENT LIABILITIES

Other current financial liabilities	23,759,148	-		23,759,148	3,690,131	-		27,449,279
Trade and other current payables	381,290,852	-		381,290,852	71,378,625	-		452,669,477
Accounts payable to related parties	57,668,817	-		57,668,817	23,788,889	(14,469,244)	(G)	66,988,462
Other current provisions	5,249,008	-		5,249,008	-	-		5,249,008
Current tax liabilities	26,658,951	-		26,658,951	661,633	-		27,320,584
Other current non-financial liabilities	10,911,616	-		10,911,616	-	-		10,911,616

TOTAL CURRENT LIABILITIES	505,538,392	-		505,538,392	99,519,278	(14,469,244)		590,588,426

NON-CURRENT LIABILITIES

Other non-current financial liabilities	843,858,793	820,894,673	(A)	1,664,753,466	353,259,458	-		2,018,012,924
Trade and other non-current payables	1,144,501	-		1,144,501	2,013,463	-		3,157,964
Non-current accounts payable to related parties	-	-		-	428,866,953	-		428,866,953
Other long-term provisions	64,526,567	-		64,526,567	9,211,045	-		73,737,612
Deferred tax liabilities	196,627,818	-		196,627,818	51,569,497	-		248,197,315
Non-current provisions for employee benefits	58,963,092	-		58,963,092	996,435	-		59,959,527
Other non-current non-financial liabilities	313,419	-		313,419	-	-		313,419

TOTAL NON-CURRENT LIABILITIES	1,165,434,190	820,894,673		1,986,328,863	845,916,851	-		2,832,245,714

TOTAL LIABILITIES	1,670,972,582	820,894,673		2,491,867,255	945,436,129	(14,469,244)		3,422,834,140

EQUITY
Issued capital	2,229,108,975	820,894,673	(B)	3,050,003,648	549,504,009	133,764,092	(H)	3,733,271,749
Retained earnings	1,675,522,490	-		1,675,522,490	113,977,550	(113,977,550)	(I)	1,675,522,490
Other reserves	(1,036,620,291)	(925,947,496)	(C)	(1,962,567,787)	502,203	(502,203)	(J)	(1,962,567,787)
Equity attributable to owners of parent	2,868,011,174	(105,052,823)		2,762,958,351	663,983,762	19,284,339		3,446,226,452

Non-controlling interests	733,862,759	(715,841,850)	(D)	18,020,909	98,006,689	-		116,027,598

TOTAL EQUITY	3,601,873,933	(820,894,673)		2,780,979,260	761,990,451	19,284,339		3,562,254,050

TOTAL EQUITY AND LIABILITIES	5,272,846,515	-		5,272,846,515	1,707,426,580	4,815,095		6,985,088,190

See Notes to the unaudited pro forma combined financial statements

Unaudited Pro Forma Combined Statement of Income

For the six month period ended June 30, 2017

	Consolidated Historical	Effects of the Tender Offer		Combined Pro Forma (“Tender Offer”)	EGPL Consolidated Historical	Effects of the Merger		Combined Pro Forma (“Merger”)
	(in thousands of Ch$, except share and per share amounts)
Revenues	1,202,535,659	-		1,202,535,659	117,350,300	(77,306,250)	(O)	1,242,579,709
Other operating income	7,941,429	-		7,941,429	2,642	-		7,944,071
Revenues and other operating income	1,210,477,088	-		1,210,477,088	117,352,942	(77,306,250)		1,250,523,780
Raw materials and consumables used	(793,428,777)	-		(793,428,777)	(24,690,561)	76,805,398	(P)	(741,313,940)
Contribution Margin	417,048,311	-		417,048,311	92,662,381	(500,852)		509,209,840
Other work performed by the entity and capitalized	6,572,454	-		6,572,454	1,824,481	-		8,396,935
Employee benefits expense	(63,626,897)	-		(63,626,897)	(8,426,013)	-		(72,052,910)
Depreciation and amortization expense	(75,826,255)	-		(75,826,255)	(34,043,997)	-		(109,870,252)
Impairment loss recognized in the period’s profit or loss	(3,501,814)	-		(3,501,814)	(846,892)	-		(4,348,706)
Other expenses	(53,481,371)	-		(53,481,371)	(13,610,338)	500,852	(Q)	(66,590,857)
Operating Income	227,184,428	-		227,184,428	37,559,622	-		264,744,050
Other gains (losses)	109,858,945	-		109,858,945	44,226	-		109,903,171
Financial income	10,166,931	-		10,166,931	750,519	-		10,917,450
Financial costs	(25,817,930)	(24,441,926)	(K)	(50,259,856)	(25,784,326)	-		(76,044,182)
Share of profit (loss) of associates and joint ventures accounted for using the equity method	(778,312)	-		(778,312)	-	-		(778,312)
Foreign currency exchange differences	5,446,195	-		5,446,195	(1,576,288)	-		3,869,907
Profit (loss) from indexed assets and liabilities	135,512	-		135,512	(71,950)	-		63,562
Income before taxes from continuing operations	326,195,769	(24,441,926)		301,753,843	10,921,803	-		312,675,646
Income tax expense, continuing operations	(79,457,135)	6,232,691	(L)	(73,224,444)	4,082,639	-		(69,141,805)
NET INCOME FROM CONTINUING OPERATIONS	246,738,634	(18,209,235)		228,529,399	15,004,442	-		243,533,841
Net income attributable to:
Enel Chile	169,659,567	55,825,880	(M)	225,485,447	14,143,688	-		239,629,135
Non-controlling interests	77,079,067	(74,035,115)	(N)	3,043,952	860,754	-		3,904,706
NET INCOME FROM CONTINUING OPERATIONS	246,738,634	(18,209,235)		228,529,399	15,004,442	-		243,533,841
Basic and diluted earnings per share (Ch$ per share)
Basic and diluted earnings per share from continuing operations	3.46	-		3.74	-	-		3.44
Basic and diluted earnings per share	3.46	-		3.74	-	-		3.44
Weighted average number of shares of common stock (in thousands)	49,092,772.76	-		60,368,798.49	-	-		69,754,349.33

See Notes to the unaudited pro forma combined financial statements

Unaudited Pro Forma Combined Statement of Income
For the year ended December 31, 2016

	Consolidated Historical	Effects of the Tender Offer		Combined Pro Forma (“Tender Offer”)	EGPL Consolidated Historical	Effects of the Merger		Combined Pro Forma (“Merger”)
	(in thousands of Ch$, except share and per share amounts)
Revenues	2,515,843,880	-		2,515,843,880	189,815,285	(93,640,641)	(R)	2,612,018,524
Other operating income	25,722,939	-		25,722,939	18,275,382	-		43,998,321
Revenues and other operating income	2,541,566,819	-		2,541,566,819	208,090,667	(93,640,641)		2,656,016,845
Raw materials and consumables used	(1,497,419,580)	-		(1,497,419,580)	(51,869,848)	93,640,641	(S)	(1,455,648,787)
Contribution Margin	1,044,147,239	-		1,044,147,239	156,220,819	-		1,200,368,058
Other work performed by the entity and capitalized	16,096,852	-		16,096,852	10,779,143	-		26,875,995
Employee benefits expense	(124,098,428)	-		(124,098,428)	(17,576,879)	-		(141,675,307)
Depreciation and amortization expense	(161,660,610)	-		(161,660,610)	(53,393,980)	-		(215,054,590)
Impairment loss recognized in the period’s profit or loss	(35,926,710)	-		(35,926,710)	(2,048,855)	-		(37,975,565)
Other expenses	(170,769,137)	-		(170,769,137)	(21,266,171)	-		(192,035,308)
Operating Income	567,789,206	-		567,789,206	72,714,077	-		640,503,283
Other gains (losses)	121,490,062	-		121,490,062	5,522,443	-		127,012,505
Financial income	23,105,901	-		23,105,901	-	-		23,105,901
Financial costs	(58,199,382)	(48,883,851)	(K)	(107,083,233)	(72,475,382)	-		(179,558,615)
Share of profit (loss) of associates and joint ventures accounted for using the equity method	7,878,200	-		7,878,200	-	-		7,878,200
Foreign currency exchange differences	12,978,471	-		12,978,471	3,727,834	-		16,706,305
Profit (loss) from indexed assets and liabilities	1,631,840	-		1,631,840	1,442,313	-		3,074,153
Income before taxes from continuing operations	676,674,298	(48,883,851)		627,790,447	10,931,285	-		638,721,732
Income tax expense, continuing operations	(111,403,182)	11,732,124	(L)	(99,671,058)	4,446,625	-		(95,224,433)
NET INCOME FROM CONTINUING OPERATIONS	565,271,116	(37,151,727)		528,119,389	15,377,910	-		543,497,299
Net income attributable to:								-
Enel Chile	384,159,865	136,147,622	(M)	520,307,487	13,801,711	-		534,109,198
Non-controlling interests	181,111,251	(173,299,349)	(N)	7,811,902	1,576,199	-		9,388,101
NET INCOME FROM CONTINUING OPERATIONS	565,271,116	(37,151,727)		528,119,389	15,377,910	-		543,497,299
Basic and diluted earnings per share (Ch$ per share)
Basic and diluted earnings per share from continuing operations	7.83	-		8.62	-	-		7.66
Basic and diluted earnings per share	7.83	-		8.62	-	-		7.66
Weighted average number of shares of common stock (in thousands)	49,092,772.76	-		60,368,798.49	-	-		69,754,349.33

See Notes to the unaudited pro forma combined financial statements

Unaudited Pro Forma Combined Statement of Income
For the year ended December 31, 2015

	Consolidated Historical	Effects of the Tender Offer		Combined Pro Forma (“Tender Offer”)	EGPL Consolidated Historical	Effects of the Merger		Combined Pro Forma (“Merger”)
	(in thousands of Ch$, except share and per share amounts)
Revenues	2,384,293,189	-		2,384,293,189	128,680,097	(57,670,411)	(T)	2,455,302,875
Other operating income	14,735,951	-		14,735,951	4,743,354	-		19,479,305
Revenues and other operating income	2,399,029,140	-		2,399,029,140	133,423,451	(57,670,411)		2,474,782,180
Raw materials and consumables used	(1,481,985,559)	-		(1,481,985,559)	(38,678,142)	57,670,411	(U)	(1,462,993,290)
Contribution Margin	917,043,581	-		917,043,581	94,745,309	-		1,011,788,890
Other work performed by the entity and capitalized	21,004,053	-		21,004,053	9,882,806	-		30,886,859
Employee benefits expense	(136,554,721)	-		(136,554,721)	(14,764,958)	-		(151,319,679)
Depreciation and amortization expense	(153,201,662)	-		(153,201,662)	(28,814,322)	-		(182,015,984)
Impairment loss recognized in the period’s profit or loss	3,054,903	-		3,054,903	(4,376,063)	-		(1,321,160)
Other expenses	(125,857,397)	-		(125,857,397)	(15,265,155)	-		(141,122,552)
Operating Income	525,488,757	-		525,488,757	41,407,617	-		566,896,374
Other gains (losses)	20,055,745	-		20,055,745	-	-		20,055,745
Financial income	15,270,169	-		15,270,169	-	-		15,270,169
Financial costs	(66,700,698)	(48,883,851)	(K)	(115,584,549)	(21,353,933)	-		(136,938,482)
Share of profit (loss) of associates and joint ventures accounted for using the equity method	8,905,045	-		8,905,045	-	-		8,905,045
Foreign currency exchange differences	(51,277,332)	-		(51,277,332)	(9,702,762)	-		(60,980,094)
Profit (loss) from indexed assets and liabilities	4,839,077	-		4,839,077	3,102,658	-		7,941,735
Income before taxes from continuing operations	456,580,763	(48,883,851)		407,696,912	13,453,580	-		421,150,492
Income tax expense, continuing operations	(109,612,599)	10,998,866	(L)	(98,613,733)	(15,573,522)	-		(114,187,255)
NET INCOME FROM CONTINUING OPERATIONS	346,968,164	(37,884,985)		309,083,179	(2,119,942)	-		306,963,237
Net income attributable to:
Enel Chile	251,838,410	47,091,904	(M)	298,930,314	(1,229,540)	-		297,700,774
Non-controlling interests	95,129,754	(84,976,889)	(N)	10,152,865	(890,402)	-		9,262,463
NET INCOME FROM CONTINUING OPERATIONS	346,968,164	(37,884,985)		309,083,179	(2,119,942)	-		306,963,237
Basic and diluted earnings per share (Ch$ per share)
Basic and diluted earnings per share from continuing operations	5.13	-		4.95	-	-		4.27
Basic and diluted earnings per share	5.13	-		4.95	-	-		4.27
Weighted average number of shares of common stock (in thousands)	49,092,772.76	-		60,368,798.49	-	-		69,754,349.33

See Notes to the unaudited pro forma combined financial statements

Unaudited Pro Forma Combined Statement of Income
For the year ended December 31, 2014

	Consolidated Historical	Effects of the Tender Offer		Combined Pro Forma (“Tender Offer”)	EGPL Consolidated Historical	Effects of the Merger		Combined Pro Forma (“Merger”)
	(in thousands of Ch$, except share and per share amounts)
Revenues	2,014,863,898	-		2,014,863,898	77,850,355	(17,790,785)	(V)	2,074,923,468
Other operating income	34,201,387	-		34,201,387	5,799,063	-		40,000,450
Revenues and other operating income	2,049,065,285	-		2,049,065,285	83,649,418	(17,790,785)		2,114,923,918
Raw materials and consumables used	(1,309,402,283)	-		(1,309,402,283)	(29,123,518)	17,790,785	(W)	(1,320,735,016)
Contribution Margin	739,663,002	-		739,663,002	54,525,900	-		794,188,902
Other work performed by the entity and capitalized	21,505,568	-		21,505,568	4,377,501	-		25,883,069
Employee benefits expense	(126,341,363)	-		(126,341,363)	(6,179,097)	-		(132,520,460)
Depreciation and amortization expense	(128,437,154)	-		(128,437,154)	(13,025,388)	-		(141,462,542)
Impairment loss recognized in the period’s profit or loss	(13,185,420)	-		(13,185,420)	-	-		(13,185,420)
Other expenses	(110,454,215)	-		(110,454,215)	(11,971,324)	-		(122,425,539)
Operating Income	382,750,418	-		382,750,418	27,727,592	-		410,478,010
Other gains (losses)	70,893,263	-		70,893,263	-	-		70,893,263
Financial income	14,762,515	-		14,762,515	22,791	-		14,785,306
Financial costs	(75,626,489)	(48,883,851)	(K)	(124,510,340)	(5,449,798)	-		(129,960,138)
Share of profit (loss) of associates and joint ventures accounted for using the equity method	(54,352,582)	-		(54,352,582)	-	-		(54,352,582)
Foreign currency exchange differences	(21,444,198)	-		(21,444,198)	(5,728,983)	-		(27,173,181)
Profit (loss) from indexed assets and liabilities	15,263,623	-		15,263,623	2,055,711	-		17,319,334
Income before taxes from continuing operations	332,246,550	(48,883,851)		283,362,699	18,627,313	-		301,990,012
Income tax expense, continuing operations	(132,687,133)	10,265,609	(L)	(122,421,524)	(12,563,309)	-		(134,984,833)
NET INCOME FROM CONTINUING OPERATIONS	199,559,417	(38,618,242)		160,941,175	6,064,004	-		167,005,179
Net income attributable to:
Enel Chile	162,459,039	(16,258,192)	(M)	146,200,847	5,007,091	-		151,207,938
Non-controlling interests	37,100,378	(22,360,050)	(N)	14,740,328	1,056,913	-		15,797,241
NET INCOME FROM CONTINUING OPERATIONS	199,559,417	(38,618,242)		160,941,175	6,064,004	-		167,005,179
Basic and diluted earnings per share (Ch$ per share)
Basic and diluted earnings per share from continuing operations	3.31	-		2.42	-	-		2.17
Basic and diluted earnings per share	3.31	-		2.42	-	-		2.17
Weighted average number of shares of common stock (in thousands)	49,092,772.76	-		60,368,798.49	-	-		69,754,349.33

See Notes to the unaudited pro forma combined financial statements

Notes to the Unaudited Pro Forma Combined Financial Statements

1.	Description of the Transaction

The merger is part of a corporate reorganization (the “Reorganization”) of certain companies, all of which are ultimately controlled by Enel S.p.A. (“Enel”), an Italian electricity generation and distribution company, which before the proposed tender offer and merger transaction beneficially owns 60.6% of Enel Chile S.A. (“Enel Chile”). The Reorganization is intended to incorporate the renewable energy assets in Chile held through Enel Green Power Latin America Ltda. (“EGPL”) with Enel Chile, which in turn, holds the conventional energy generation assets through Enel Generación Chile S.A. (“Enel Generación Chile”) and the distribution assets through Enel Distribución Chile S.A.

EGPL is a wholly owned subsidiary of Enel, currently held through Enel Green Power S.p.A. (“EGP”). The proposed Reorganization is intended to consolidate Enel Chile’s leadership position in the electricity industry in Chile through the merger with EGPL, which is expected to result in higher level of organic growth and greater diversification of the portfolio of projects.

The proposed Reorganization is expected to involve two phases, each of which is conditional on the implementation of the other, as follows:

1.	Public tender offer

Enel Chile will launch a public tender offer (the “Tender Offer”) for all of the shares of its subsidiary Enel Generación Chile S.A. (“Enel Generación Chile”) held by non-controlling interests (equivalent to approximately 40% of the share capital). The Tender Offer’s consideration is expected to be paid in cash, subject to the condition that tendering Enel Generación Chile shareholders will have agreed to use a specified portion of the cash consideration to subscribe for shares or American Depositary Shares (“ADSs”) of Enel Chile (the “Share/ADS Subscription Condition”).

The effectiveness of the Tender Offer will be conditional on satisfaction or waiver of the following:

•	the tender in the Tender Offer of a total number of shares that would enable Enel Chile to increase its ownership interest in Enel Generación Chile to more than 75% from the current 60%;
•

the approval by Enel Generación Chile’s shareholders’ meeting of an amendment to the company’s bylaws to provide that Enel Generación Chile is no longer be subject to (i) Title XII of Decree No. 3,500 of 1980 (the Chilean law that regulates pension fund investments) or (ii) the existing limits on share ownership in the company, which currently do not allow any single shareholder to own more than 65% of the company’s share capital;

•

In the Tender Offer, Enel Chile counts on the necessary number of newly issued Enel Chile Shares following the expiration of the preemptive right period in the related capital increase to permit the subscription of the number of shares and ADSs of Enel Chile required to satisfy the Share/ADS Subscription Condition;

•

the absence of any legal proceeding or action seeking to (i) prohibit or prevent the Merger between Enel Chile and EGPL; (ii) impose material limitations on Enel Chile’s ability to effectively exercise its property rights over the assets of EGPL to be assigned to Enel Chile as a consequence of the Merger; (iii) impose limitations on Enel Chile’s ability to continue developing and operating the projects owned by EGPL; and (iv) in general, any legal proceeding or action before any regulatory, judicial or administrative authority resulting in any of the consequences indicated in (i) to (iii) above;

•

the absence of any legal proceeding or action seeking to (i) prohibit or prevent the closing of the Tender Offer; (ii) impose material limitations on Enel Chile’s ability to effectively acquire the Enel Generación Chile shares and Enel Generación Chile ADSs; (iii) impose limitations on Enel Chile’s ability to exercise its property rights over the Enel Generación Chile shares and Enel Generación Chile ADSs validly tendered and not validly withdrawn pursuant to the Tender Offer; and (iv) in general, any legal proceeding or action before any regulatory, judicial or administrative authority resulting in any of the consequences indicated in (i) to (iii) above;

•	the Share/ADS Subscription Condition;
•

Enel S.p.A. must maintain at all times an ownership interest in Enel Chile of more than 50% and maintain its controlling shareholder position and shall not exceed the 65% stock ownership limit set forth in Enel Chile’s bylaws at all times during the proposed Reorganization;

•	all of the other conditions to the Merger (other than the consummation of the Tender Offer); and
•	the absence of any Material Adverse Effect.
2.	Merger

Following the completion of the Tender Offer, EGPL would merge into Enel Chile (the “Merger”) subject to approval by Enel Chile shareholders and the unanimous written consent of the partners of EGPL. Consequently, the renewable assets held by EGPL will be integrated into Enel Chile.

Subject to the final share subscription price in the Tender Offer and the exchange ratio in the Merger, Enel is expected to hold, in the aggregate, an ownership interest in Enel Chile similar to its current 60.6% ownership.

2.	Basis of Presentation

The unaudited pro forma combined statement of financial position as of June 30, 2017 is based on the historical unaudited consolidated statements of financial position of Enel Chile and EGPL as of June 30, 2017 and has been prepared as if (i) the Tender Offer to acquire all of the outstanding shares and ADSs of Enel Generación Chile not currently held by Enel Chile and (ii) the Merger with EGPL had occurred on June 30, 2017. The unaudited pro forma combined statements of income for the six month period ended June 30, 2017, and for the years ended December 31, 2016, 2015 and 2014 are based on Enel Chile’s and EGPL’s historical statements of income and have been prepared as if the Tender Offer and the Merger had occurred on January 1, 2014. Enel Generación Chile is controlled by Enel Chile and, as a result, its financial positions and results of operations have been included in the historical consolidated financial statements of Enel Chile for all periods presented.

The Tender Offer will be accounted for as the acquisition of the non-controlling interests in Enel Generación Chile. The transaction represents a change in Enel Chile’s ownership over Enel Generación Chile without resulting in a loss of control, reason for which it is accounted for as an equity transaction in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. The pro forma adjustments giving effect to the Tender Offer primarily reflect the reclassification of the equity attributable to non-controlling interests and the earnings allocated to non-controlling interests to the equity interests of and earnings allocated to Enel Chile shareholders, respectively, after giving effect to the new issuance of debt by Enel Chile to pay for a portion of the consideration.

The Merger will be accounted for as a combination of entities under common control of Enel, similar to a pooling of interests, effected by Enel Chile through issuance of its shares to be delivered to EGP as consideration of the proposed merger of EGPL. As Enel Chile and EGPL are currently under common control of Enel, no purchase accounting is applied. The pro forma adjustments giving effect to the Merger primarily reflect the capital increase, in terms of shares required to be issued by Enel Chile as consideration for EGPL’s equity carrying value and the elimination of the equity accounts of EGPL as a result of the proposed Merger.

The pro forma adjustments are based upon currently available information and certain estimates and assumptions; actual results may differ from the pro forma Tender Offer and Merger effects. Management believes that the assumptions provide a reasonable basis for presenting the significant effects of the Tender Offer and the Merger, are factually supportable, directly attributable, are expected to have a continuing impact on profit and loss and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma combined financial statements.

The following adjustments have been made to the unaudited pro forma combined financial information:

3.	Pro Forma Adjustments

Pro Forma Combined Statement of Financial Position as of June 30, 2017

Reflects the following adjustments to give effect to the Tender Offer by Enel Chile for shares of Enel Generación Chile as described in Note 1.

(A)

A. in the Pro Forma Combined Statement of Financial Position as of June 30, 2017: Represents the issuance of debt instruments to pay the portion of the consideration of the Tender Offer expected to be in cash. See below for assumptions relating to the debt.

(B)

Represents the capital increase related to the Enel Chile shares subscribed for by tendering shareholders of Enel Generación Chile in connection with the Tender Offer. The amount of the capital increase was determined based on an estimated exchange ratio of 6.9 shares of Enel Chile to be subscribed for each share of Enel Generación Chile tendered, which was determined using the quoted market value of Ch$72.80 per share of Enel Chile and Ch$500.20 per share of Enel Generación Chile, respectively, as of June 30, 2017. The non-controlling shareholders of Enel Generación Chile would receive the newly issued shares upon consummation of the Tender Offer. The capital increase has been determined using the following assumptions: (i) 100% acceptance of the Tender Offer for the shares held by the non-controlling interests in Enel Generación Chile; and (ii) 50% of the consideration of the Tender Offer would be used to subscribe for shares of Enel Chile and the remaining 50% portion would be paid in cash, financed by issuance of debt instruments.

(C)

Represents the recognition of the difference between the capital increase in Enel Chile and the carrying amount of the non-controlling interests that would become part of the equity attributable to equity owners of Enel Chile after completion of the Tender Offer. The difference between the fair market value of the consideration paid and the amount by which the non-controlling interest is adjusted is being recognized in the account “other reserves” within equity attributable to the owners of Enel Chile.

(D)	Represents the elimination of the carrying amount of the acquired non-controlling interests in Enel Generación Chile pursuant to the Tender Offer.

Reflects the following adjustments to give effect to the Merger of EGPL with and into Enel Chile as described in Note 1.B. in the Pro Forma Combined Statement of Financial Position as of June 30, 2017:

(E)	Represents the elimination of accounts receivable from related parties and operations corresponding to the intercompany balances between EGPL and Enel Chile and its subsidiaries.
(F)

Represents the excess value of the consideration paid by Enel plus the amount of any non-controlling interests over the share of the net value of the assets acquired and liabilities assumed, measured at fair value at the acquisition date of EGPL. This occurs because the net assets being transferred to Enel Chile were originally acquired in a business combination carried out by Enel and the adjustments based on application of accounting standards were not reflected in the historical financial statements of EGPL; instead the adjustments were recognized by Enel, as the acquiring entity.

(G)	Represents the elimination of accounts payable to related parties and operations corresponding to the intercompany balances between EGPL and Enel Chile and its subsidiaries.

(H)	The adjustment in issued capital consists of the following:

Concept	ThCh$
Elimination of issued capital of EGPL (1)	(549,504,009)
Capital increase in Enel Chile in exchange for EGPL equity value (2)(3)	683,268,101
Total	133,764,092

(1)	Represents the elimination of the issued capital of EGPL as a result of the proposed Merger with and into Enel Chile.
(2)

Represents the capital increase, in terms of shares required to be issued by Enel Chile as consideration for EGPL’s equity value in connection with the proposed Merger. The amount of the capital increase was determined based on the quoted market value of Ch$72.80 per share of Enel Chile as of June 30, 2017. The issuance of 9,385,550,838 new shares was determined by dividing EGPL’s equity carrying value of Ch$683,268,101,000 by Enel Chile’s quoted market value per share of $72.80 as of June 30, 2017.

(3)

Following the Board of Directors’ approval of the proposed transaction, an independent appraisal to determine the equity value of EGPL will be carried out, which will be used to determine the final Merger exchange ratio eventually to be proposed to the shareholders and partners of the involved entities.

(I)	Represents the elimination of the retained earnings of EGPL as a result of the proposed Merger with and into Enel Chile.
(J)	The adjustment in other reserves is based on the application of the pooling of interest method and consists of the following:

Concept	ThCh$
Effect of elimination of equity accounts of EGPL (1)	663,481,559
Effect of capital increase in Enel Chile in exchange for EGPL equity value (2)(3)	(683,268,101)
Effect of reserve for recognizing the fair value of the net assets in Enel at the acquisition date of EGPL (4)	19,284,339
Total	(502,203)

(1)	Represents the elimination of the equity accounts of EGPL as a result of the proposed Merger with and into Enel Chile.
(2)	Represents the recognition of the effect of the capital increase in Enel Chile as consideration for EGPL’s equity value in connection with the proposed Merger.
(3)

Following the Board of Directors’ approval of the proposed transaction, an independent appraisal to determine the equity value of EGPL will be carried out, which will be used to determine the final Merger exchange ratio eventually to be proposed to the shareholders and partners of the involved entities.

(4)

Represents the reserve for recognizing the fair value of the net assets in Enel at the acquisition date of EGPL. This occurs because the net assets being transferred to Enel Chile were originally acquired in a business combination carried out by Enel and the adjustments based on application of accounting standards were not reflected in the historical financial statements of EGPL; instead the adjustments were recognized by Enel, as the acquiring entity.

Pro Forma Combined Statements of Income for the six month period ended June 30, 2017 and for the years ended December 31, 2016, 2015 and 2014.

Reflects the following adjustment to give effect to The Tender Offer by Enel Chile for shares of Enel Generación as discussed in Note 1.A. in the Pro Forma Combined Statements of Income for the six month period ended June 30, 2017 and for the years ended December 31, 2016, 2015 and 2014:

(K)

Represents the recognition of financial expenses related to new debt to be issued by Enel Chile to pay the expected net cash amount of the Tender Offer consideration payable, calculated based on an average annual incremental borrowing rate estimated using current market conditions as applicable to Enel Chile.

(L)	Represents the recognition of the tax effect associated to the financial expense mentioned above.
(M)	Represents the attribution of additional net income of Enel Generación Chile to shareholders of Enel Chile as a result of the Tender Offer.
(N)	Represents the elimination of the net income attributable to the non-controlling shareholders of Enel Generación Chile as a result of the Tender Offer.

Reflects the following adjustment to give effect to the Merger of EGPL with and into Enel Chile as described in Note 1.B.:

In the Pro Forma Combined Statement of Income for the six month period ended June 30, 2017:

(O)	Represents the elimination of revenues related to intercompany transactions between EGPL and Enel Chile and its subsidiaries.
(P)	Represents the elimination of raw materials and consumables used related to intercompany transactions between EGPL and Enel Chile and its subsidiaries.
(Q)	Represents the elimination of other expenses related to intercompany transactions between EGPL and Enel Chile and its subsidiaries.

In the Pro Forma Combined Statement of Income for the year ended December 31, 2016:

(R)	Represents the elimination of revenues related to intercompany transactions between EGPL and Enel Chile and its subsidiaries.
(S)	Represents the elimination of raw materials and consumables used related to intercompany transactions between EGPL and Enel Chile and its subsidiaries.

In the Pro Forma Combined Statement of Income for the year ended December 31, 2015:

(T)	Represents the elimination of revenues related to intercompany transactions between EGPL and Enel Chile and its subsidiaries.
(U)	Represents the elimination of raw materials and consumables used related to intercompany transactions between EGPL and Enel Chile and its subsidiaries.

In the Pro Forma Combined Statement of Income for the year ended December 31, 2014:

(V)	Represents the elimination of revenues related to intercompany transactions between EGPL and Enel Chile and its subsidiaries.
(W)	Represents the elimination of raw materials and consumables used related to intercompany transactions between EGPL and Enel Chile and its subsidiaries.